Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
LEI Code: 529900S6HHR7CK7BU646
(“MiX Telematics”)

DEALING IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR OF MIX TELEMATICS

Shareholders are advised of the following information relating to a dealing in securities by an associate of a director of MiX Telematics:

Name of associate:	402 Capital LLC
Name of director and relationship to director:	Ian Jacobs, who is a managing member of 402 Capital LLC
Transaction date:	24 March 2020
Class of securities:	American Depositary Shares*
Number of securities:	45 400
Price per security:	USD7.12
Total value:	USD323 248.00
Nature of transaction:	On-market sale through the NYSE
Nature and extent of director’s interest:	Indirect beneficial
 * One American Depositary Share equals 25 ordinary shares.

Mr. Jacobs informed the company that he was advised by his broker that it had sold 45 400 shares of MIXT subsequent to the broker unilaterally amending the margin requirement on the account from 90% to 100%. Furthermore Mr Jacobs advised that the sale was conducted without his knowledge and no additional sales are anticipated. The sale represents less than 10% of the shares beneficially owned by Mr. Jacobs.

26 March 2020

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